November 21, 2005

Ta Tanisha Henderson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 4, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30, 2005
File No. 1-14128

Dear Ms. Henderson,

Per our conversation with you on the SEC letter of comment (the “Comment Letter”), dated October 14, 2005, relating to the above-referenced filings, we hereby transmit for filing Emerging Vision, Inc.’s (the “Company”) responses to the Comment Letter. Responses to this Comment Letter follow your original, numbered comments in bullet points.

Form 10-K for Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.

We have reviewed your response to comment 3 in our letter dated August 10, 2005. To the extent you intend to continue presenting Adjusted EBITDA in your filings, please address the following additional comments. Otherwise, confirm that you do not intend to continue presenting this measure.

•

Please provide more robust disclosure as to why you believe your presentation of Adjusted EBITDA provides useful information to investors. Ensure your explanation as to the usefulness of the measure is consistent with the fact that you are presenting Adjusted EBITDA as a measure of your liquidity, as opposed to a measure of your operating performance. Show us how the revised disclosure will read.

•

We continue to believe you are required to present, alongside Adjusted EBITDA, cash flows from operating, investing and financing activities. Refer to Question 12 of our Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov. Please confirm that you will revise your future filings accordingly.

•	In future 10-K filings, the Company will not present Adjusted EBITDA.

Financial Statements, page 18

Statements of Operations, page 19

2.

We have read your response to comment 5 in our letter dated August 10, 2005 and do not believe you have supported your position that the following items are properly classified as revenues: interest on franchise notes receivable, other income and net gains from the sale of company-owned store assets to franchisees. In particular, these income generating items do not appear to constitute your ongoing major or central operations, as contemplated in paragraph 78 of Statement of Financial Accounting Concepts No. 6. Please further advise us as to the basis in GAAP for your classification, or otherwise confirm you will revise your future filings accordingly.

•

As stated in the Company’s original response letter, in previous 10-K and 10-Q filings, the Company classified interest on franchise notes receivable, other income, and net gains from the sale of company-owned store assets to franchisees as revenues because these line items were significant to the Company’s operations and were “normal” day-to-day revenue generating activities. Due to the fact that such is no longer the case, we agree with your comment, and the Company will begin reporting such revenues in the Other Income section of the Statements of Operations for all future 10-K and 10-Q filings beginning with our 10-K filing for the year ending December 31, 2005.

Further, the Company does not disclose gross margin percentages in the Statements of Operations, nor would the reclassification of such revenue items affect net income/loss for any period. As a result, the Company believes that it would not constitute a need to restate prior financial statements.

3.

We have reviewed your response to comment 7 in our letter dated August 10, 2005 and re-issue the comment with respect to your statements of operations presentation of “Non-cash charges for issuance of warrants as a result of Rescission Transactions.” As indicated in our prior comment, separate income statement classifications based on the form of consideration generally are not appropriate. Thus, please either discontinue presenting this charge as a separate line item designated as non-cash, or if you continue presenting this caption, please clarify on the face of the Statements of Operations how this charge relates to other line items.

•	In future 10-K and 10-Q filings, the Company will not designate such transactions as non-cash.

Note 1 – Organization and Business, page 22

Basis of Presentation, page 22

4.

We have reviewed your response to comment 8 in our letter dated August 10, 2005, and understand that you believe all of your franchisees qualify for the “business” exception in paragraph 4.h. of FIN 46R (the Interpretation), based merely on the fact that your franchisees meet the definition of a business, as defined in Appendix C. Please note that an entity which is deemed to be a “business” is not scoped out of the Interpretation if any one of the 4 conditions listed in paragraph 4.h. of the Interpretation exists. Thus, in light of the financial support you provide to a large number of your franchisees through lease guarantees and/or obtaining the leases yourself and then subleasing to the franchisee, please tell us in more detail how you determined that the third condition in paragraph 4.h. does not exist; i.e., tell us how you determined that you do not provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the franchisees.

•

The Company does not provide anywhere close to half of the total equity, subordinated debt, or other forms of subordinated financial support to our franchisees. The Company does not own any equity interest in our franchisees. All of our franchisees own and control 100% of their respective businesses. They buy their own product, employ their own staff, pay rent, etc. Further, the Company is not the reason why our franchisees are able to operate. Our franchisees could go out and obtain their own leases (and in a majority of cases they do) and sustain their own operations. At times, we will provided limited lease guarantees (solely at our option) to help them get into a more favorable location or to help them obtain more favorable terms, but absent the Company providing such guarantee, they would still be able to procure their own lease and sustain operations on their own.

Note 2 – Summary of Significant Accounting Policies, page 22

5.

We have read your response to comment 11 in our letter dated August 10, 2005. Please confirm that you will disclose in future filings the information you provided us supplementally with respect to the types of costs included in cost of sales and the types of costs included in selling, general and administrative expenses.

•	In future 10-K filings, the Company will disclose the types of costs included in cost of sales and the types of costs included in selling, general and administrative expenses.

Note 9 – Income Taxes, page 29

6.

We have read your response to comment 15 in our letter dated August 10, 2005. Please revise your proposed disclosure to also include your effective rate reconciliation, as prescribed by paragraph 47 of SFAS 109.

•	The Company has reviewed paragraph 47 of SFAS 109 and is providing you with the following disclosure:

Additionally, the Company will ensure that such disclosure is included in all    future 10-K filings.

Please contact me at (516) 390-2134 should you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher G. Payan
Chief Executive Officer

cc:	Adam M. Stahl, Esq.
Brian Alessi
Michael Bernstein
Steve Kuperschmid, Esq.